UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 17, 2009

Commission File Number: 1-13546
___________________________________

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                                No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                                No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated April 16, 2009 confirming that STMicroelectronics has announced the main resolutions to be proposed at the 2009 Annual General Meeting of Shareholders.

PR No. : C2600C

STMicroelectronics Reports on Main Resolutions to be Proposed at the 2009 Annual General Meeting of Shareholders

Geneva, April 16, 2009 - STMicroelectronics (NYSE: STM) has announced the main resolutions to be submitted for shareholder approval at the Company’s Annual General Meeting, which will be held in Amsterdam on May 20, 2009.

The Main Resolutions

The main resolutions, proposed by the Supervisory Board, include:

•	Approval of the Company’s 2008 accounts reported in accordance with International Financial Reporting Standards (IFRS);

•	The reappointment for a three-year term, expiring at the 2012 Annual General Meeting, for the following members of the Supervisory Board: Mr. Doug Dunn and Mr. Didier Lamouche;

•	The distribution of a cash dividend of US$0.12 per share, to be paid in four equal quarterly installments, as further explained below.

The Record Date for Annual General Meeting Participation

The record date for all shareholders to participate at the Annual General Meeting will be April 28, 2009. The complete agenda and all relevant detailed information concerning the STMicroelectronics N.V. Annual General Meeting, as well as all related AGM materials, will be available on the Company’s web site (www.st.com) and made available to shareholders in compliance with legal requirements.

The Record and Payment Dates for Dividends

As indicated above, the resolution proposed by the Supervisory Board foresees the distribution of a cash dividend of US$0.12 per share, to be paid in four equal quarterly installments in May, August and November 2009 and February 2010 to shareholders of record in the month of each quarterly payment.

If approved, for the first installment, the Company’s common shares will trade ex-dividend on Euronext Paris and the Milan Stock Exchange (Borsa Italiana), on Monday, May 25, 2009, and the payment date will be Thursday, May 28, 2009.  For holders of shares listed on the New York Stock Exchange, shares will trade ex-dividend on Friday, May 22, 2009, the record date will be Wednesday, May 27, 2009, and the payment date will be on or after Tuesday, June 2, 2009.  Transfers between New York and European (Dutch) registered shares will be closed from the end of business in Europe on Friday, May 22, 2009, until the open of business in New York on Thursday, May 28, 2009.

The table below summarizes the full schedule for the four installments

Quarter	Ex-dividend Date (globally)	Global Record Date	Payment Date in Europe	NYSE Payment Date: on or after	Transfer between New York and Dutch registered shares restricted:
					From End of Business in Europe on:	Until Open of Business in NY on:
Q2 2009	25-May-09 (22-May-09 in NY)*	27-May-09	28-May-09	2-June-09	22-May-09	28-May-09
Q3 2009	24-Aug-09	26-Aug-09	27-Aug-09	1-Sept-09	21-Aug-09	27-Aug-09
Q4 2009	23-Nov-09	25-Nov-09	26-Nov-09	1-Dec-09	20-Nov-09	27-Nov-09
Q1 2010	22-Feb-10	24-Feb-10	25-Feb-10	2-Mar-10	19-Feb-10	25-Feb-10
*May 25 not a trading day on the New York Stock Exchange

About STMicroelectronics

STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today’s convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2008, the Company’s net revenues were $9.84 billion. Further information on ST can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:

Tait Sorensen
Director, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:

Maria Grazia Prestini
Senior Director, Corporate Media and Public Relations
Tel: + 41 22 929 6945
mariagrazia.prestini@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: April 17, 2009	By:	/s/ CARLO FERRO

	Name:	Carlo Ferro
	Title:	Executive Vice President and
Chief Financial Officer